ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 23 JULY 2008	OTCBB Code: OBTLY

RETIREMENT OF DIRECTOR

PERTH, AUSTRALIA – 23 July 2008 – Orbital Corporation Limited today announced the retirement of John Marshall as a director from the Company effective 23rd July.

Mr Marshall has been a non-executive director of Orbital since December 1995, following six years as a non-executive director of Orbital Australia Pty Ltd. Mr Marshall was a member of the Audit Committee, Finance Committee and HR Remuneration and Nomination Committee.

Chairman Peter Day wished Mr Marshall well in his retirement and thanked him for his significant contribution to Orbital over many years.

“John has been an invaluable member of the Board and will be greatly missed by his fellow directors and executive management. John has been of especial assistance as we transitioned to the new CEO and our new members of the director team. On a personal level we will miss his counsel, industry knowledge and sound judgement” said Mr Day.

ENDS

CONTACTS	Peter Day Chairman Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).